July 19, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 2, LLC
Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A
Filed May 23, 2024
File No. 024-12271

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 2, LLC (the “Company”) Post-Qualification Amendment No. 11 (“Post-Qualification Amendment No. 11”) to the above-referenced offering statement on Form 1-A originally filed on June 2, 2023, as amended (together, the “Form 1-A”). Post-Qualification Amendment No. 11 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated June 18, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 10 to Offering Statement on Form 1-A

Cover Page

1.	Comment: We note your disclosure regarding your intention to facilitate secondary sales of class A shares of each series on an ATS “operated by an SEC-registered broker-dealer.” Please identify the operator of that alternate trading system here and throughout.

Response: In response to the Staff’s comment, the Company has added disclosure to the cover page and pages 24 and 85 of Post-Qualification Amendment No. 11 that identifies the operator of the alternative trading system.

2.	Comment: We note your disclosure on the cover page that “[e]ach individual series will hold title to the specific Artwork that it acquires in a segregated portfolio of a Cayman Islands segregated portfolio company.” On page iii, you disclose that Masterworks Cayman refers to “a segregated portfolio company that will hold title to the Artwork...” Please revise your disclosure to clarify which entity holds the title of the Artwork.

Response: Following the initial closing of an offering conducted by a series of the Company, a segregated portfolio of Masterworks Cayman, SPC that is a subsidiary of such series is the entity that holds title to the relevant Artwork. In response to the Staff’s comment, the Company has revised its disclosure throughout Post-Qualification Amendment No. 11.

3.

Comment: Please expand the disclosure on your cover page to clarify that investors in the company are purchasing Class A shares that represent only indirect ownership of the Artwork. To provide additional context to investors, please also provide a cross-reference to your discussion of the capital structure that will exist following each series offering.

Response: In response to the Staff’s comment, the Company has amended its disclosure on the cover page of Post-Qualification Amendment No. 11.

Summary

Acquisitions and Sales of Artwork, page 4

4.

Comment: We note that you have discretion over when to sell the Artwork. To provide additional context to investors, please expand your disclosure here to state the consequences of a sale of the Artwork on the Class A shares they hold in the related series.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 4 of Amendment No. 11.

Determination of Offering Price, page 11

5.	Comment: Please clarify, if true, that the offering price was determined arbitrarily. In this regard, we note the existing disclosure states the determination was random.

Response: The initial offering price or “price to public” of $20.00 per Class A share of each series was indeed arbitrarily determined by Masterworks. However, the aggregate offering price of each series offering is determined based on a formula, as disclosed on the Form 1-A, which is “the sum of (a) the estimated purchase price that Masterworks anticipates paying for the Artwork of a series plus (b) approximately 11% of such amount (approximately 10% of the maximum aggregate offering amount), as an upfront payment, or “Expense Allocation” payable to Masterworks.” The Company has also revised its disclosure on page 11 of Amendment No. 11 to clarify the same.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 2, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Dietrich King/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission
Blaise Rhodes/U.S. Securities and Exchange Commission
Angela Lumley/U.S. Securities and Exchange Commission